Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 1 to the Registration Statement on Form S-1 of Fusion Pharmaceuticals Inc. of our report dated April 3, 2020, except with respect to the matters that have removed the substantial doubt about the Company’s ability to continue as a going concern discussed in Note 1, as to which the date is June 5, 2020, and except for the effects of the reverse share split discussed in Note 20, as to which the date is June 22, 2020, relating to the financial statements of Fusion Pharmaceuticals Inc., which appears in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 22, 2020